

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2014

Via E-mail
Mr. Ray Singleton
Chief Executive Officer
Earthstone Energy, Inc.
633 Seventeenth Street, Suite 2320
Denver, Colorado 80202-3619

       Re: **Earthstone Energy, Inc.**
                  Amendment No. 2 to Preliminary Proxy on Schedule 14A
                  Filed October 17, 2014
                  File No. 1-35049

Dear Mr. Singleton:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the following comments within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

General

1.   Please provide us with copies of the "board books" or similar documentation provided to the board and management in connection with the proposed Flatonia contribution transaction.

<u>Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Earthstone Energy, Inc., page F-1</u>

<u>Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Statements, page F-9</u>

<u>Note 2. Pro Forma Adjustments, page F-18</u>

2.   Your presentation under this note indicates that the share price used for the preliminary allocation in connection with the Earthstone acquisition is the closing price on June 30, 2014, while the share price used in connection with the Eagle Ford acquisition is the closing price on September 25, 2014. Since these transactions have not yet been consummated, and given the measurement guidance in FASB Topic 805, update your presentation to use the most recent stock price at the time of filing your next amendment for determining the value of stock to be issued in the transactions.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or, in his absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director